SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 1 )

                             WAXMAN INDUSTRIES, INC.
          ------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
             ------------------------------------------------
                         (Title of Class of Securities)

                                   944124106
                     -----------------------------------------
                                 (CUSIP Number)

                              Jeffrey N. Greenblatt
                          Monarch Management Group, Ltd.
                               767 Fifth Avenue
                            New York, New York 10153
                                (212) 826-3030
      - ---------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  November 18, 1998
       -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box.     [ ]

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)



                                  Page 1 of 12 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Baker Nye Advisers, Inc.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        0
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        0
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
            0
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            0%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IA
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       Page 2 of 12 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Monarch Management Group, Ltd.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        611,515
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        611,515
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            611,515
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            6.1%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IA
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 3 of 12 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Monarch Capital, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 AF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        361,185
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        361,185
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            361,185
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            3.6%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 12 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Monarch GP, L.L.C.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        361,185
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        361,185
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            361,185
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            3.6%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
             OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 12 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Jeffrey N. Greenblatt
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        972,700
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        972,700
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            972,700
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            9.7%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT
                               Page 6 of 12 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Richard B. Nye
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        0
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        0
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            0
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            0%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT
                               Page 7 of 12 Pages

ITEM 1.  SECURITY AND ISSUER.

The Schedule 13D relating to shares of Class A Common Stock (the "Shares"), and Shares underlying warrants (the "Warrants") for the purchase of Shares, of Waxman Industries, Inc. (the "Company"), originally filed on April 23, 1996 by the signatories hereto is hereby amended by this Amendment No. 1 to the
Schedule 13D as follows:


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      Item 5(a) is hereby deleted and the following inserted in its place:

                  (a) The approximate aggregate percentage of Shares reported beneficially owned by each person herein is based on 9,909,026 Shares outstanding as of November 3, 1998, as reflected in the Form 10Q of the Company for the period ending September 30, 1998. For purposes of calculating the percentages herein, the number of Shares underlying the Warrants beneficially owned by the applicable member of the Group have been added to the number of Shares outstanding as though such Warrants had been exercised.

                  As of the date hereof:

            (i) BNA owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, BNA may be deemed to own beneficially no Shares (constituting 0% of the Shares outstanding).

            (ii) Monarch owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, Monarch may be deemed to own beneficially 611,515 Shares, including the 495,560 Shares owned directly by Monarch Capital, Ltd. (constituting approximately 6.1% and 4.98% of the Shares outstanding, respectively).

            (iii)  LP owns directly 361,185 Shares,
constituting approximately 3.6% of the Shares outstanding.

            (iv) GP owns directly no Shares. . By reason of the provisions of Rule 13d-3 of the Act, GP may be deemed to own beneficially 361,185 Shares, constituting approximately 3.6% of the shares outstanding.

            (v) Mr. Greenblatt and Mr. Nye own directly no Shares. Mr. Greenblatt, by reason of Rule 13d-3 of the Act, may be deemed to own beneficially the Shares owned by each of the entities in (i) through
(iv) above (972,700 Shares, representing 9.7% of the shares outstanding). Mr. Nye beneficially owns no Shares indirectly since BNA owns no Shares.

                         Page 8 of 12 Pages

            (c) The trading dates, number of Shares purchased or sold and price per share (excluding commissions) for all transactions in the Shares from the 60th day prior to November 20, 1998 until November 20, 1998 by
(i) Monarch on behalf of discretionary accounts other than LP and (ii) LP are set forth on Schedules A and B respectively. All such transactions were effected through the New York Stock Exchange. During such period, none of the individuals named herein entered into any transactions in the Shares.

                            Page 9 of 12 Pages

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                                   November 20, 1998



                                    /s/ JEFFREY N. GREENBLATT
                                    Jeffrey N. Greenblatt, as
                                    President of
                                    Monarch Management Group, Ltd.

                                    /s/ JEFFREY N. GREENBLATT
                                    Jeffrey N. Greenblatt, as
                                    Managing Member of
                                    Monarch GP, L.L.C., as
                                    General Partner of
                                    Monarch Capital, L.P.

                                    /s/ JEFFREY N. GREENBLATT
                                    Jeffrey N. Greenblatt, as
                                    Managing Member of
                                    Monarch GP, L.L.C.

                                    /s/ RICHARD B. NYE
                                    Richard B. Nye, as
                                    President of
                                    Baker Nye Advisers, Inc.

                                    /s/ JEFFREY N. GREENBLATT
                                    Jeffrey N. Greenblatt

                                    /s/ RICHARD B. NYE
                                    Richard B. Nye

                              Page 10 of 12 Pages

                                  Schedule A

                          Monarch Management Group, Ltd.

                            Transactions in the Shares

Date of                  Number of                Price Per Share
Transaction              Shares sold              (excluding commissions)
--------------------------------------------------------------------------

11/05/98	(4,677)	$1.1875

11/06/98	(3,637)	1.1250

11/09/98	(1,039)	1.1875

11/19/98	(5,974)	0.9375

11/20/98	(29,859)	0.7500





























                               Page 11 of 12 Pages

                                  Schedule B


                              Monarch Capital, L.P.

                            Transactions in the Shares

Date of                  Number of                Price Per Share
Transaction              Shares sold              (excluding commissions)
--------------------------------------------------------------------------

11/05/98	(4,323)	$1.1875

11/06/98	(3,363)	1.1250

11/09/98	(961)	1.1875

11/10/98	(50,500)	1.0070

11/11/98	(4,000)	1.0000

11/12/98	(12,500)	0.9500

11/13/98	(12,000)	1.0260

11/13/98	(23,500)	0.9375

11/18/98	(105,000)	0.8780

11/19/98	(14,026)	0.9375

11/20/98	(20,141)	0.7500

















                             Page 12 of 12 Pages